SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

(Mark One)

[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

     For the fiscal year ended December 31, 1999


                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ______________ to ______________.



Commission file number 0-981
                       -----




A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            PUBLIX SUPER MARKETS, INC.
                          1936 GEORGE JENKINS BOULEVARD
                              LAKELAND, FLORIDA 33815

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                   Index to Financial Statements and Schedules




Independent Auditors' Report

Financial Statements:

   Statement of Net Assets Available for Plan Benefits, with Fund Information - December 31, 1999

   Statement of Net Assets Available for Plan Benefits, with Fund Information - December 31, 1998

   Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information - Year ended December 31, 1999

   Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information - Year ended December 31, 1998

   Notes to Financial Statements

Schedules:

   1     Schedule of Assets Held for Investment Purposes -
           December 31, 1999

   2     Schedule of Reportable Transactions - Year ended
           December 31, 1999

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------




To the Plan Administrator of the
Publix Super Markets, Inc.
401(k) SMART Plan:



We have audited the accompanying statements of net assets available for plan benefits, with fund information, of the Publix Super Markets, Inc. 401(k) SMART Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                              KPMG LLP


Tampa, Florida
June 2, 2000






                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1999

                                                                        Asset Allocation Fund
                                                                ------------------------------------------
                                                                                                                Aggressive
                            Participant      International                                                         Growth
        Assets                 Loans              Fund          Long-Term      Medium-Term      Short-Term          Fund
        ------                 -----              ----          ---------      -----------      ----------          ----

Investments                  $17,902,223       1,362,273         406,660        3,260,486         148,035       36,578,967

Employer Contribution
   Receivable                        ---             ---             ---              ---             ---              ---
                             -----------       ---------         -------        ---------         -------       ----------
     Total Assets            $17,902,223       1,362,273         406,660        3,260,486         148,035       36,578,967
                             ===========       =========         =======        =========         =======       ==========


Net Assets Available
   for Plan Benefits:
   Active Participants       $17,902,223       1,161,436         353,911        2,873,015         137,256       32,359,182
   Non-active Participants           ---         200,837          52,749          387,471          10,779        4,219,785
                             -----------       ---------         -------        ---------         -------       ----------
                             $17,902,223       1,362,273         406,660        3,260,486         148,035       36,578,967
                             ===========       =========         =======        =========         =======       ==========


                                Publix            Equity           Fixed
                                 Stock             Index          Income
        Assets                   Fund              Fund            Fund            Total
        ------                   ----              ----            ----            -----

Investments                  $203,221,170        13,904,993      7,265,770      284,050,577

Employer Contribution
   Receivable                  12,783,088              ---             ---       12,783,088
                             ------------        ----------      ---------      -----------
     Total Assets             216,004,258        13,904,993      7,265,770      296,833,665
                             ============        ==========      =========      ===========


Net Assets Available
   for Plan Benefits:
   Active Participants        194,812,943        12,387,780      6,463,179      268,450,925
   Non-active participants     21,191,315         1,517,213        802,591       28,382,740
                             ------------        ----------      ---------      -----------
                             $216,004,258        13,904,993      7,265,770      296,833,665
                             ============        ==========      =========      ===========








See accompanying notes to financial statements.




                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

     Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1998

                                                                        Asset Allocation Fund
                                                               --------------------------------------------     Aggressive
                            Participant     International                                                         Growth
        Assets                 Loans             Fund          Long-Term       Medium-Term       Short-Term        Fund
        ------                 -----             ----          ---------       -----------       ----------        ----

Investments                  $9,606,168          106,720          68,187        2,487,019          18,108       24,078,120

Employer Contribution
   Receivable                       ---              ---             ---              ---             ---              ---
                             ----------          -------          ------        ---------          ------       ----------
     Total Assets            $9,606,168          106,720          68,187        2,487,019          18,108       24,078,120
                             ==========          =======          ======        =========          ======       ==========


Net Assets Available
   for Plan Benefits:
   Active Participants       $9,606,168          101,739          62,541        2,231,297          17,549       21,776,307
   Non-active Participants          ---            4,981           5,646          255,722             559        2,301,813
                             ----------          -------          ------        ---------          ------       ----------
                             $9,606,168          106,720          68,187        2,487,019          18,108       24,078,120
                             ==========          =======          ======        =========          ======       ==========


                                Publix           Equity           Fixed
                                 Stock            Index           Income
        Assets                   Fund             Fund             Fund          Total
        ------                   ----            ----              ----          -----

Investments                   $177,732,891        9,695,217       4,591,685     228,384,115

Employer Contribution
   Receivable                   11,484,147              ---             ---      11,484,147
                              ------------        ---------       ---------     -----------
     Total Assets              189,217,038        9,695,217       4,591,685     239,868,262
                              ============        =========       =========     ===========


Net Assets Available
   for Plan Benefits:
   Active Participants         176,261,880        8,835,614       4,126,108     223,019,203
   Non-active participants      12,955,158          859,603         465,577      16,849,059
                              ------------        ---------       ---------     -----------
                              $189,217,038        9,695,217       4,591,685     239,868,262
                              ============        =========       =========     ===========







See accompanying notes to financial statements.




                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

     Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information
                          Year ended December 31, 1999


                                                                     Asset Allocation Fund
                                                            ---------------------------------------
                                                                                                      Aggressive
                              Participant    International                                              Growth
                                 Loans            Fund      Long-Term     Medium-Term    Short-Term      Fund
                                 -----            ----      ---------     -----------    ----------      ----


Contributions:
  Employee                   $       ---        284,165      256,500        983,570       100,834      8,009,150
  Employer - Stock                   ---            ---          ---            ---           ---            ---

                             -----------      ---------      -------      ---------       -------     ----------
    Total Contributions              ---        284,165      256,500        983,570       100,834      8,009,150
                             -----------      ---------      -------      ---------       -------     ----------

Investment Income (Loss):
  Net Appreciation
   (Depreciation)                    ---        166,185       35,884        306,614         4,013      1,408,476
  Dividends                          ---         33,756          ---            ---           ---      5,361,831
  Interest                           ---            ---          ---            ---           ---            ---
                             -----------      ---------      -------      ---------       -------     ----------
    Total Investment
      Income (Loss)                  ---        199,941       35,884        306,614         4,013      6,770,307
                             -----------      ---------      -------      ---------        ------     ----------

Participant Loans              8,296,055        (10,182)       1,000       (100,985)       (1,617)      (948,209)
                             -----------      ---------      -------      ---------       -------     ----------
    Total Increase in Plan
      Assets                   8,296,055        473,924      293,384      1,189,199       103,230     13,831,248
                             -----------      ---------      -------      ---------       -------     ----------

Distributions to Participants        ---        (23,909)     (16,564)      (170,784)       (7,553)    (1,592,838)
Interfund Transfers                  ---        805,538       61,653       (244,948)       34,250        262,437
                             -----------      ---------      -------      ---------       -------     ----------
    Total Increase (Decrease)
      in Plan Assets                 ---        781,629       45,089       (415,732)       26,697     (1,330,401)
                             -----------      ---------      -------      ---------       -------     ----------

Net Increase in Plan Assets    8,296,055      1,255,553      338,473        773,467       129,927     12,500,847

Net Assets Available for
  Plan Benefits:
    Beginning of year          9,606,168        106,720       68,187      2,487,019        18,108     24,078,120
                             -----------      ---------      -------      ---------       -------     ----------
    End of year              $17,902,223      1,362,273      406,660      3,260,486       148,035     36,578,967
                             ===========      =========      =======      =========       =======     ==========



                                                  Publix          Equity          Fixed
                                                   Stock           Index          Income
                                                   Fund            Fund            Fund           Total
                                                    ----           ----            ----           -----


Contributions:
  Employee                                    $ 39,586,898       3,434,932       2,140,115     54,796,164
  Employer - Stock                              12,783,088             ---             ---     12,783,088
                                              ------------      ----------       ---------    -----------

    Total Contributions                         52,369,986       3,434,932       2,140,115     67,579,252
                                              ------------      ----------       ---------    -----------

Investment Income (Loss):
  Net Appreciation
    (Depreciation)                              (7,375,255)      2,195,781             ---     (3,258,302)
  Dividends                                        928,543             ---             ---      6,324,130
  Interest                                         270,707             ---         340,920        611,627
                                              ------------      ----------       ---------    -----------
    Total Investment
      Income (Loss)                             (6,176,005)      2,195,781         340,920      3,677,455
                                              ------------      ----------       ---------    -----------

Participant Loans                               (6,967,288)       (445,586)       (236,364)      (413,176)
                                              ------------      ----------       ---------    -----------

    Total Increase in Plan                      39,226,693       5,185,127       2,244,671     70,843,531
      Assets                                  ------------      ----------       ---------    -----------

Distributions to Participants                  (10,971,403)       (635,970)       (459,107)   (13,878,128)
Interfund Transfers                             (1,468,070)       (339,381)        888,521            ---
                                              ------------      ----------       ---------    -----------
    Total Increase (Decrease)
      in Plan Assets                           (12,439,473)       (975,351)        429,414    (13,878,128)
                                              ------------      ----------       ---------    -----------

Net Increase in Plan Assets                     26,787,220       4,209,776       2,674,085     56,965,403

Net Assets Available for
  Plan Benefits:
    Beginning of year                          189,217,038       9,695,217       4,591,685    239,868,262
                                              ------------      ----------       ---------    -----------
    End of year                               $216,004,258      13,904,993       7,265,770    296,833,665
                                              ============      ==========       =========    ===========






See accompanying notes to financial statements.






                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

     Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information
                          Year ended December 31, 1998


                                                                                 Asset Allocation Fund
                                                                  -------------------------------------------------------
                               Participant    International
                                  Loans            Fund           Strategic     Long-Term       Medium-Term    Short-Term
                                  -----            ----           ---------     ---------       -----------    ----------

Contributions:
  Employee                    $      ---         29,020            465,411       31,935           435,584         8,393
  Employer - Stock                   ---            ---                ---          ---               ---           ---

                              ----------        -------         ----------      -------         ---------        ------
    Total Contributions              ---         29,020            465,411       31,935           435,584         8,393
                              ----------        -------         ----------      -------         ---------        ------

Investment Income (Loss):
  Net Appreciation
   (Depreciation)                    ---        (12,690)           197,362        4,921            35,363            97
  Dividends                          ---          6,068             29,253          ---               ---           ---
  Interest                           ---            ---                ---          ---               ---           ---
                              ----------        -------         ----------      -------         ---------        ------
     Total Investment
      Income (Loss)                  ---         (6,622)           226,615        4,921            35,363            97
                              ----------        -------         ----------      -------         ---------        ------

Participant Loans              5,687,448         (6,021)           (36,383)       2,132           (26,541)           (3)
                              ----------        -------         ----------      -------         ---------        ------
    Total Increase in Plan
      Assets                   5,687,448         16,377            655,643       38,988           444,406         8,487
                              ----------        -------         ----------      -------         ---------        ------

Distributions to Participants        ---            (60)           (62,822)      (1,106)          (69,444)          (23)
Interfund Transfers                  ---         90,403         (2,826,456)      30,305         2,112,057         9,644
                              ----------        -------         ----------      -------         ---------        ------
    Total Increase (Decrease)
      in Plan Assets                 ---         90,343         (2,889,278)      29,199         2,042,613         9,621
                              ----------        -------         ----------      -------         ---------        ------

Net Increase (Decrease) in     5,687,448        106,720         (2,233,635)      68,187         2,487,019        18,108
      Plan Assets

Net Assets Available for
  Plan Benefits:
    Beginning of year          3,918,720            ---          2,233,635          ---               ---           ---
                              ----------        -------         ----------      -------         ---------        ------
    End of year               $9,606,168        106,720                ---       68,187         2,487,019        18,108
                              ==========        =======         ==========      =======         =========        ======





                                                 Aggressive       Publix          Equity          Fixed
                                                   Growth          Stock           Index          Income
                                                    Fund           Fund            Fund            Fund          Total
                                                    ----           ----            ----            ----          -----


Contributions:
  Employee                                     $ 7,197,897      27,332,392       2,837,026      1,763,034      40,100,692
  Employer - Stock                                     ---      11,484,147             ---            ---      11,484,147

                                               -----------     -----------      ----------      ---------     -----------
    Total Contributions                          7,197,897      38,816,539       2,837,026      1,763,034      51,584,839
                                               -----------     -----------      ----------      ---------     -----------

Investment Income (Loss):
  Net Appreciation
    (Depreciation)                               4,224,133      54,899,858       2,160,681        256,667      61,766,392
  Dividends                                      1,777,999         659,556             ---            ---       2,472,876
  Interest                                             ---         217,806             ---            ---         217,806
    Total Investment                           -----------     -----------      ----------      ---------     -----------
      Income (Loss)                              6,002,132      55,777,220       2,160,681        256,667      64,457,074
                                               -----------     -----------      ----------      ---------     -----------

Participant Loans                                 (874,106)     (4,247,355)       (375,090)      (156,145)        (32,064)
                                               ------------    -----------      ----------      ---------     -----------
    Total Increase in Plan
      Assets                                    12,325,923      90,346,404       4,622,617      1,863,556     116,009,849
                                               -----------     -----------      ----------      ---------     -----------

Distributions to Participants                     (956,622)     (5,220,767)       (381,467)      (231,646)     (6,923,957)
Interfund Transfers                             (5,825,026)      8,579,244      (1,598,292)      (571,879)            ---
                                               -----------     -----------      ----------      ---------     -----------
    Total Increase (Decrease)
      in Plan Assets                            (6,781,648)      3,358,477      (1,979,759)      (803,525)     (6,923,957)
                                               -----------     -----------      ----------      ---------     -----------
Net Increase (Decrease) in                       5,544,275      93,704,881       2,642,858      1,060,031     109,085,892
      Plan Assets

Net Assets Available for
  Plan Benefits:
    Beginning of year                           18,533,845      95,512,157       7,052,359      3,531,654     130,782,370
                                               -----------     -----------      ----------      ---------     -----------
    End of year                                $24,078,120     189,217,038       9,695,217      4,591,685     239,868,262
                                               ===========     ===========      ==========      =========     ===========





See accompanying notes to financial statements.

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

(1)      Description of Plan and Summary of Accounting Policies
         ------------------------------------------------------

         The following description of the Publix Super Markets, Inc. 401(k) SMART Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

         The Plan, which became effective January 1, 1995, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees of Publix Super Markets, Inc. and its wholly owned subsidiary Publix Alabama, Inc. (the "Company" or "Publix") who have attained the age of 19 and have completed one year of service during which they are credited 1,000 or more hours are eligible to participate in the Plan. The Plan year is a calendar year.

        (a)     Contributions
                -------------
                During Plan years 1999 and 1998, employees could contribute up to 8% and 6%, respectively, of their annual compensation, not to exceed the maximum limits established by Federal law. The Company may make a discretionary annual matching contribution to eligible participants of the Plan as determined by the Company's Board of Directors. During 1999 and 1998, the Company's Board of Directors approved a match of 50% of eligible contributions up to 3% of eligible wages not to exceed a maximum match of $750 per employee. The match, determined as of the last day of the Plan year, was in the form of common stock of the Company.

        (b)     Participant Accounts
                --------------------
                Two separate accounts are maintained for each participant, a Savings Contribution Account and a Matching Contribution Account (the "Accounts"). Plan earnings are allocated and credited to the Accounts as of each valuation date. Each participant's share of earnings is determined by the Plan Administrator on a weighted average basis, so that each participant receives a pro-rata share. Forfeitures of non-vested Company contributions by separated or former participants are used to reduce future Company matching contributions. Forfeitures, and earnings thereon, totaled $399,494 and $285,840 for the years ended December 31, 1999 and 1998, respectively.

        (c)     Vesting
                -------
                Participants are immediately vested in their contributions and earnings thereon. Company matching contributions and earnings thereon are 100% vested upon completing five years of credited service, reaching age 60, disability or death. Matching contributions cannot be withdrawn or distributed until vested.

                                                               (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

        (d)     Loans to Participants
                ---------------------
                All actively employed Plan participants with available account balances may apply for a loan from their Accounts. The minimum amount a participant may borrow is $1,000. The maximum amount that a participant may borrow is the lesser of: 1) 50% of the balances in the participant's Savings Contribution Account and vested Matching Contribution Account; or 2) $50,000 less the participant's highest outstanding loan balance during the previous twelve month period. However, the actual loan amount cannot exceed the balance in the participant's Savings Contribution Account. Participants may request one loan each year and may only have one outstanding loan at a time. All legal and administrative costs incurred as a result of a loan are paid by the participant. The interest rate is determined by the Primary Trustee as of the first day of each calendar quarter and represents the prime lending rate charged by the Primary Trustee. The interest rate on a loan is fixed for the term of the loan.

                A participant can choose repayment terms of up to five years. Repayment of principal and interest are made through after-tax payroll deductions each pay period. Repayment of principal and interest are credited to the participant's Savings Contribution Account and reinvested according to the participant's current investment options. Upon separation of employment all unpaid principal and accrued interest on any loan outstanding is immediately due and payable. Participants may repay a loan in total at any time after the loan has been in effect for at least one year.

        (e)     Termination of Plan
                -------------------
                The Company expects to continue the Plan indefinitely, but is not contractually obligated to do so. The Company reserves the right to amend or discontinue the Plan at any time. If the Plan is ever terminated, participants will be fully vested in all amounts credited to their accounts.

        (f)     Distribution of Benefits
                ------------------------
                Upon reaching age 59 1/2, a participant who is actively employed by the Company may elect to withdraw all or a portion of his/her Savings Contribution Account and the vested portion of his/her Matching Contribution Account. The minimum withdrawal amount is $1,000 or the vested balance in the Accounts if less than $1,000.

                A participant who reaches age 70 1/2 may begin receiving a distribution of benefits on or before April 1st of the calendar year following the year in which the participant reaches age 70 1/2 or retires, whichever is later.

                Upon separation of employment with the Company, participants may elect to receive full distribution of their Savings Contribution Account and their vested Matching Contribution Account balances as of the valuation date immediately preceding the date of distribution. If the value of the participant's vested Accounts is $5,000 or less, the participant will receive an automatic distribution from the Plan no later than 60 days after the end of the Plan year in which the participant separates from
                employment.   If  the   value  of  the   participant's   Savings
                Contribution Account and vested Matching Contribution Account exceeds $5,000, the participant may elect to defer distribution.

                Payment of deferred distributions must be made no later than 60 days after the end of the Plan year in which the participant reaches age 62.

                                         -2-                   (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

        (g)     Basis of Accounting
                -------------------
                The financial statements of the Plan are prepared under the accrual basis of accounting.

        (h)     Investments
                -----------
                The market value of Publix Super Markets, Inc. common stock is determined by the Company's Board of Directors based upon appraisals prepared by an independent appraiser.

                Guaranteed investment contracts are carried at contract value, which approximates market value. The market value of other investments is determined based upon quoted market prices.

        (i)     Use of Estimates
                ----------------
                The preparation of financial statements in conformity with generally accepted accounting principles and ERISA requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(2)      Administration of the Plan
         --------------------------
          The Primary Trustee for the Plan, Chase Manhattan Bank, N.A., is responsible for maintaining custody of the investment funds and other assets in which the employee contributions are invested, excluding Publix stock. The Publix Stock Fund Trustee, Tina P. Johnson, is responsible for maintaining the Publix Stock Fund for participants. Metropolitan Life Insurance Company serves as the third-party Plan Administrator. The Plan administration costs are paid by Publix.

(3)      Investments
         -----------
         The Plan consists of the following investment options:

        (a)     International Fund
                ------------------
                This fund seeks long-term capital growth by investing in stocks and debt obligations of companies and governments outside the United States. International investments contain additional risks not associated with U.S. domestic issues. The fund can be expected to experience wider variation in its value than the other funds described herein.

                The "Templeton Foreign Fund - Class A" has been selected as the investment vehicle for the International Fund. This fund is generally diversified across approximately 40 countries and more than 30 different industries. This fund is designed for long-term investors who seek growth of capital and can tolerate the greater risks associated with investments in foreign securities.

                                         -3-                   (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

        (b)     Asset Allocation Fund
                ---------------------
                This fund is a growth and income fund which uses an asset allocation approach. The fund may consist of common and preferred stocks, governmental and corporate bonds, and other securities or investment opportunities designed to provide for both current income and capital appreciation. The fund can be expected to experience wider variation in its value than the Fixed Income Fund.

                Three MetLife/UAM TimeStyle Portfolios have been selected as the investment vehicles for the Asset Allocation Fund. These portfolios offer diversification by automatically blending risk across different types of investments. The assets in these portfolios are rebalanced periodically to ensure that the asset allocation is consistent over time.

                MetLife/UAM Long-Term TimeStyle Portfolio
                -----------------------------------------
                This portfolio seeks to provide long-term growth of capital by utilizing an aggressive balanced approach. This portfolio is expected to be approximately 80% invested in equities, including exposure to global markets, and 20% invested in U.S. investment-grade bonds. This is a growth portfolio for use by aggressive investors.

                MetLife/UAM Medium-Term TimeStyle Portfolio
                -------------------------------------------
                This portfolio seeks to provide growth of capital and a moderate level of income by utilizing a moderate balanced approach. This portfolio is expected to be approximately 60% invested in equities, including exposure to global markets, and 40% invested in U.S. investment-grade bonds or short-term securities. This is a growth and income portfolio for use by moderate investors seeking growth of capital and some current income.

                MetLife/UAM Extended Short-Term TimeStyle Portfolio
                ---------------------------------------------------
                This   portfolio   seeks   to   provide   capital   preservation
                with moderate growth and current income utilizing a conservative balanced approach. This portfolio is expected to be approximately 40% invested in equities, including exposure to global markets, 45% invested in U.S. investment-grade bonds and 15% in short-term securities. This is an income-oriented portfolio for use by conservative investors seeking some growth of capital.

        (c)     Aggressive Growth Fund
                ----------------------
                This fund may consist of a portfolio invested primarily in common stocks and other securities or investment opportunities providing long-term capital appreciation. The fund can be expected to experience wider variation in its value than the other funds described herein.

                The "Fidelity Contrafund," a mutual fund, has been selected as the investment vehicle for the Aggressive Growth Fund. This fund invests in the securities of U.S. and international companies that are believed to be undervalued.

                                         -4-                   (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

        (d)     Publix Stock Fund
                -----------------
                This fund contains participant directed and non-participant directed contributions (through the Company match) and includes two components: cash and Publix common stock. Cash awaiting investment in Publix stock is invested in a short-term fixed income funding vehicle (Money Market Fund). The cash component of this fund includes employee contributions and loan repayments, transfers from other investments to purchase Publix stock, dividends earned on Publix stock and income earned on all of these deposits. The cash component of this fund is used to purchase Publix stock on specified purchase dates. The fund provides an opportunity for long-term capital appreciation. Because this fund is not diversified, it may experience wider variation in value than the other funds described herein.

        (e)     Equity Index Fund
                -----------------
                This fund may consist of a portfolio invested primarily in common stocks which, in the aggregate, are intended to mirror the performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), and/or a portfolio of comparable investments. The fund is intended to provide for long-term growth of capital, and secondarily for long-term growth of income (or to provide a similar investment return). The fund may experience wider variation in its value than the other funds described herein.

                The "MetLife Stock Market Index Guarantee Account" has been selected as the investment vehicle for the Equity Index Fund. It consists of most of the stocks of the S&P 500 Index.

        (f)     Fixed Income Fund
                -----------------
                This fund may consist of a portfolio invested in commercial paper, U.S. government or Federal agency obligations, short-term corporate obligations, bank certificates of deposit, savings accounts and/or comparable investments designed to provide maximum protection of capital with a conservative rate of return.

                The "MetLife Guaranteed Fixed Income Account" has been selected as the investment vehicle for the Fixed Income Fund. It consists of one or more MetLife guaranteed interest contracts (GICs), which are intended to provide the advantage of intermediate-term rates with protection from potential fluctuations in interest rates during the guarantee period. The GIC rates as of December 31, 1999 and 1998, were 5.70% and 6.05%, respectively.

         As of December 31, 1999, investments in the Fidelity ContraFund, Publix Stock Fund and the MetLife Stock Market Index Guarantee Account each represented 5.0% or more of the Plan's net assets available for plan benefits. As of December 31, 1998, investments in the Fidelity Contrafund and the Publix Stock Fund each represented 5.0% or more of the Plan's net assets available for plan benefits.

                                         -5-                   (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

(4)      Reconciliation of Financial Statements to Form 5500
         ---------------------------------------------------

         The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:


                                                                  December 31,
                                                                  ------------
                                                              1999             1998
                                                              ----             ----

           Net assets available for plan benefits
              per the financial statements                $296,833,665     $239,868,262

           Amounts allocated to withdrawing participants    (1,373,082)        (658,824)

           Excess contributions                               (298,958)         (99,066)
                                                          ------------     ------------

           Net assets available for plan benefits
              per the Form 5500                           $295,161,625     $239,110,372
                                                          ============     ============

         The following is a reconciliation of employee contributions and distributions to participants per the financial statements to the Form 5500:


                                                             Year ended
                                                         December 31, 1999
                                                         -----------------

         Employee Contributions
         ----------------------
           Per the financial statements                       $54,796,164

           Less: Excess contributions for year
                   ended December 31, 1999                       (298,958)

           Add:  Excess contributions for year
                   ended December 31, 1998                         99,066
                                                              -----------
           Per the Form 5500                                  $54,596,272
                                                              ===========

         Distributions to Participants
         -----------------------------
           Per the financial statements                       $13,878,128

           Add:  Amounts allocated to withdrawing
                   participants at December 31, 1999            1,373,082

           Less: Amounts allocated to withdrawing
                   participants at December 31, 1998             (658,824)
                                                              -----------
           Per the Form 5500                                  $14,592,386
                                                              ===========


(5)      Federal Income Tax
         ------------------

         The Plan's design has been determined to be a qualified plan as described in Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code"), as amended. As such, the Plan is exempt from Federal income taxes under Section 501(a) of the Code. The Plan Administrator believes that the Plan has been and is currently being operated in compliance with applicable requirements of the Code and the Plan document.


                                                               Schedule 1


                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                 Schedule of Assets Held for Investment Purposes
                                December 31, 1999


                                                                         Fair
                                         Number of                       Market
Name of Issuer and Title of Issue         Shares        Cost             Value
---------------------------------         ------        ----             -----


Marketable:
   International Fund
   ------------------
   Templeton Foreign Fund                   ---     $  1,269,519       1,362,273


   Asset Allocation Fund
   ---------------------
   MetLife/UAM TimeStyle Portfolios:
      Long-Term TimeStyle Portfolio *       ---          370,504         406,660
      Medium-Term TimeStyle Portfolio *     ---        2,937,519       3,260,486
      Extended Short-Term TimeStyle
         Portfolio *                        ---          143,759         148,035


   Aggressive Growth Fund
   ----------------------
   Fidelity Contrafund                      ---       33,429,245      36,578,967


   Equity Index Fund
   -----------------
   MetLife Stock Market Index
      Guarantee Account *                   ---       10,628,841      13,904,993


   Fixed Income Fund
   -----------------
   MetLife Guaranteed Fixed
      Income Account *                      ---        7,265,770       7,265,770


Non-Marketable:
   Publix Stock Fund
   -----------------
   Common Stock of Publix Super
      Markets, Inc. *                 4,516,026      146,514,796     203,221,170


   Participant Loans                                  17,902,223      17,902,223
                                                    ------------     -----------
                                                    $220,462,176     284,050,577
                                                    ============     ===========


* Parties-in-interest



                                                               Schedule 2


                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                       Schedule of Reportable Transactions
                          Year ended December 31, 1999




                              Purchase        Selling        Cost of          Net
      Asset                    Price           Price          Asset           Gain
      -----                   --------        -------        -------          ----


Aggressive Growth Fund
----------------------
Fidelity Contrafund         $ 25,834,931     14,742,560     12,303,455      2,439,105

Fixed Income Fund
-----------------
MetLife Guaranteed Fixed
   Income Account *           13,763,102     11,429,937     11,429,937            ---

Publix Stock Fund
-----------------
Common Stock of Publix
   Super Markets, Inc. *      77,003,919     43,350,349     28,759,772     14,590,577

Money Market Fund            110,365,875    110,637,154    110,366,447        270,707
                             ===========    ===========    ===========     ==========



* Parties-in-interest


                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Publix Super Markets, Inc. 401(k) SMART Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            PUBLIX SUPER MARKETS, INC.
                                            401(k) SMART PLAN


Date:  June 28, 2000                   By:  /s/Tina P. Johnson
                                            ------------------

                                            Tina P. Johnson
                                            Senior Vice President
                                            and Trustee of the 401(k)
                                            SMART Plan - Publix Stock
                                            Fund